SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Growth Capital Master Portfolio, LLC
(Name of Issuer)
Growth Capital Master Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Maria Elena Lagomasino	With a copy to:
c/o GenSpring Family Offices, LLC	Kenneth Gerstein, Esq.
3801 PGA Boulevard, Suite 555	Schulte Roth & Zabel, LLP
Palm Beach Gardens, Florida 33410	919 Third Avenue
New York, NY 10022
(212) 756-2533
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement
(February 16, 2011)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Growth Capital Master Portfolio, LLC (the “Portfolio”) relating to an offer to purchase (the “Offer”) up to $86,375,000 of limited liability company interests (“Interests”) in the Portfolio or portions thereof pursuant to tenders by members of the Portfolio at their estimated net asset value as of December 31, 2010 and originally filed with the Securities and Exchange Commission on September 22, 2010, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The Offer terminated at 12:00 midnight, Eastern time, on October 22, 2010 (the “Repurchase Request Deadline”). Pursuant to the Offer, $88,490,172.73 of Interests were tendered and accepted by the Portfolio.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011
Growth Capital Master Portfolio, LLC
By:	/s/ Maria Elena Lagomasino
	Name:	Maria Elena Lagomasino
	Title:	President and Chief Executive Officer